                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   067587 10 5
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 1, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5                SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENERGY CAPITAL INVESTMENT COMPANY PLC


(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

(3) SEC Use Only


(4) Source of Funds (See Instructions)                           OO (SEE ITEM 3)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]


(6) Citizenship or Place of Organization      Energy Capital Investment Company
                                              PLC ("Energy PLC") is a company
                                              formed under the laws of the
                                              country of England


     Number of               (7)    Sole Voting Power                          0
     Shares Bene-
     ficially                (8)    Shared Voting Power             4,241,598(1)
     Owned by
     Each                    (9)    Sole Dispositive Power                     0
     Reporting
     Person With             (10)   Shared Dispositive Power        4,241,598(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,241,598

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

(13) Percent of Class Represented by Amount in Row (11)                 4.82%(2)

(14) Type of Reporting Person (See Instructions)                              OO

     (1) Voting and dispositive power is shared between Energy PLC and EnCap Investments (defined herein), by virtue of an investment agreement. See Items 5 and 6.

     (2) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

CUSIP NO. 067587 10 5
                                  SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENCAP EQUITY 1994 LIMITED PARTNERSHIP

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]


(6)  Citizenship or Place of Organization        EnCap Equity 1994 Limited
                                                 Partnership ("EnCap LP") is a
                                                 limited partnership organized
                                                 under the laws of the State
                                                 of Texas

     Number of       (7)    Sole Voting Power                       2,424,973(1)
     Shares Bene-
     ficially        (8)    Shared Voting Power                                0
     Owned by
     Each            (9)    Sole Dispositive Power                  2,424,973(1)
     Reporting
     Person With     (10)   Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,424,973

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]


(13) Percent of Class Represented by Amount in Row (11)                    2.76%

(14) Type of Reporting Person (See Instructions)                              PN


     (1) As exercised through its general partner, EnCap Investments L.L.C.

     (2) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

CUSIP NO. 067587 10 5              SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

(6)  Citizenship or Place of Organization       EnCap Investments L.L.C. ("EnCap
                                                Investments") is a limited
                                                liability company organized
                                                under the laws of the State of
                                                Delaware

     Number of         (7)    Sole Voting Power                                0
     Shares Bene-
     ficially          (8)    Shared Voting Power                  17,839,602(1)
     Owned by
     Each              (9)    Sole Dispositive Power                           0
     Reporting
     Person With       (10)   Shared Dispositive Power             17,839,602(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  17,839,602(2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]


(13) Percent of Class Represented by Amount in Row (11)                   20.29%


(14) Type of Reporting Person (See Instructions)                              OO

     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by Energy PLC and EnCap LP (defined herein), as well as certain other affiliates of EnCap Investments. See Items 2, 5 and 6.

     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by EnCap LP, Energy PLC and such other affiliates.

     (3) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

ITEM 1. SECURITY AND ISSUER.

        No modification.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is amended and restated in its entirety as follows:

        (a)-(c)

        Energy Capital Investment Company PLC ("Energy PLC"), is a company organized and existing under the laws of England. Energy PLC's principal business address and office is located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of Energy PLC is engaging in oil and gas related investments. Current information regarding the executive officers and directors of Energy PLC is set forth on Schedule I hereto.

        EnCap Equity 1994 Limited Partnership ("EnCap LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap LP's principal business address and office is located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap LP is making oil and gas related investments.

        EnCap Investments L.L.C. ("EnCap Investments"), is a limited liability company organized and existing under the laws of the State of Delaware. EnCap Investments is the general partner of EnCap LP. EnCap Investments also serves as an investment advisor to Energy PLC under an Investment Advisory Agreement dated as of February 4, 1994. EnCap Investments' principal business address and office is located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry. Current information regarding the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy Holding Company, a Delaware corporation ("El Paso Merchant Energy").

        El Paso Merchant Energy Holding Company is a corporation organized and existing under the laws of the State of Delaware. El Paso Merchant Energy's principal executive office is located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information regarding the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation, a Delaware corporation ("El Paso Corporation").

        El Paso Corporation is a corporation organized and existing under the law of the State of Delaware. El Paso Corporation's principal executive offices are located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information regarding the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto

        (d)-(f)

        See Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No modification.

ITEM 4. PURPOSE OF TRANSACTION.

        No modification.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) and 5(b) are amended and restated in their entirety as follows:

        (a) Energy PLC. Energy PLC is the beneficial owner of 4,241,598 shares of Common Stock. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, Energy PLC is the beneficial owner of approximately 4.82% of the outstanding shares of Common Stock of the Issuer

            EnCap LP. EnCap LP is the beneficial owner of 2,424,973 shares of Common Stock. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap LP is the beneficial owner of approximately 2.76% of the outstanding shares of Common Stock of the Issuer.

            EnCap Investments. EnCap Investments, as the sole general partner of EnCap LP and as an investment advisor of Energy PLC, is the beneficial owner of 6,666,571 shares of Common Stock of the Issuer. EnCap Investments is also the beneficial owner of an additional 11,173,031 shares of Common Stock owned by other affiliates of EnCap Investments. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap Investments is the beneficial owner of approximately 20.29% of the outstanding shares of Common Stock of the Issuer. EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by EnCap LP, Energy PLC, or any of its other affiliates.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

        (b) Energy PLC. By virtue of the Investment Agreement (as defined in
Item 6). Energy PLC shares the power to vote or direct the vote and to dispose or direct the disposition of 4,241,598 shares of Common Stock with EnCap Investments.

            EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 2,424,973 shares of Common Stock with EnCap Investments, its general partner.

            EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of (i) 4,241,598 shares of Common Stock with Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and (ii) 2,424,973 shares of Common Stock with EnCap LP as its general partner. EnCap Investments also shares the power to vote and direct the vote or to dispose or direct the disposition of an additional 11,173,031 shares of Common Stock held by other affiliates of EnCap Investments. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP, Energy PLC or any of its other affiliates.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officer and Directors. Except as otherwise described herein or in an Exhibit filed herewith, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I is the beneficial owner of any shares of Common Stock.

        Item 5(c)-5(e) has not been modified except Schedule I hereto has been amended and restated in its entirety.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        The following is added to Item 6:

        VOTING AGREEMENT

        Energy PLC entered into a Voting Agreement with Bellweather Exploration Company, a Delaware corporation, dated effective January 1, 2001. Pursuant to the Voting Agreement, from the effective date until the termination of the merger agreement between the Issuer and Bellweather or until the consummation of the merger of the Issuer into Bellweather, Energy PLC has agreed that it will not, and, where applicable, will not cause its officers or directors to, (i) sell, transfer, pledge, or otherwise dispose of any of its shares of Common Stock or Preferred Stock to any person other than Bellweather or the Issuer unless such transferee has agreed in writing to be bound by the terms of the Voting Agreement, or grant an option or enter into any other agreement or arrangement with respect to the foregoing; (ii) grant a proxy with respect to any shares of Common Stock or Preferred Stock to any person other than Bellweather, or grant an option or enter into any other agreement or arrangement with respect to the foregoing; (iii) take any action to solicit, initiate, or encourage any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving the Issuer or any subsidiary of Issuer, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party; (iv) engage in negotiations with or disclose any nonpublic information relating to the Issuer or its subsidiaries; or (v) afford access to the Issuer's properties, books, or records to any person that may be considering making, or has made, an offer or proposal for a merger or other business combination involving the Issuer. Energy PLC has also agreed that it will vote, or execute a written consent with respect to all the shares of Common Stock and Preferred Stock it owns, in favor of approval of the Merger Agreement and against any other offer or proposal for a business combination or merger involving the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 has been amended and restated in its entirety as follows:

Exhibit 1     - Joint Filing Agreement dated March 13, 2001 among Energy
                PLC, EnCap LP and EnCap Investments.*

Exhibit 4.1   - Voting Agreement dated November 25, 1997 between B. Carl
                Price, Don W. Reynolds, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2   - Stock Purchase Warrant No. 1003 dated December 13, 1995 granted to Energy Capital Investment Company PLC.**

Exhibit 4.3   - Stock Purchase Warrant No. 1005 dated April 18, 1996 granted to
                Energy Capital Investment Company PLC.**

Exhibit 4.4   - Stock Purchase Warrant No. 1004 dated December 13, 1995 granted to EnCap Equity 1994 Limited Partnership.**

Exhibit 4.5   - Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to
                EnCap Equity 1994 Limited Partnership.**

Exhibit 4.6   - Investment Advisory Agreement dated February 4, 1994.**

Exhibit 4.7   - Shareholders' Agreement dated August 14, 1998 between Future
                Petroleum Corporation, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.8   - Note Restructuring Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.9   - Registration Rights Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.10  - Pledge Agreement dated August 14, 1998 between Energy Capital
                Investment Company PLC and Bank of America National Trust and Savings Association.***

Exhibit 4.11  - Pledge Agreement dated August 14, 1998 between EnCap Equity
                1994 Limited Partnership and Bank of America National Trust and Savings Association.***

Exhibit 4.12  - Master Subordination Agreement dated August 14, 1998 between
                Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and America National Trust and Savings Association.***

Exhibit 4.13  - Agreement and Plan of Merger dated August 14, 1998 between Bargo
                Energy Resources, Ltd., SCL-CAL Company, Future Petroleum Corporation and Future CAL-TEX.***

Exhibit 4.14  - Agreement regarding Bylaws dated August 14, 1998 between
                B. Carl Price, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.15  - Second Amended and Restated Shareholders' Agreement dated
                May 14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap

                Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.****

Exhibit  4.16 - Second Amendment to Registration Rights Agreement dated
                May 14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.****

Exhibit 10.1  - April 1997 Agreement dated April 28, 1997 between Future
                Petroleum Corporation, Future Petroleum Corporation, a Texas corporation, Future Acquisition 1995, Ltd., Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 10.2  - Purchase and Sale Agreement dated November 25, 1997 by and among Future Petroleum Corporation, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, and Gecko Booty 1994 I Limited Partnership.**

Exhibit 10.3  - First Amended and Restated Agreement of Limited Partnership of
                Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap Equity 1994 Limited Partnership and Energy Capital Investment Company PLC, as amended by the Letter Amendment dated April 18, 1996 and the First Amended and Restated Agreement of Limited Partnership dated as of April 28, 1997.**

Exhibit 10.4  - Agreement of Parent dated January 29, 1997 by and among Future
                Petroleum Corporation, Future Acquisition 1995, Ltd., Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 10.5  - Stock Purchase Agreement dated May 14, 1999 by and among
                Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.****

Exhibit 10.6  - Voting Agreement dated January 1, 2001 between Bellweather
                Exploration Company, a Delaware corporation and Energy Capital Investment Company PLC, a company formed under the laws of England.*

*    Filed herewith.

** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated January 29, 1997.

*** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D/A (Amendment No. 1), dated August 14, 1998.

**** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D/A (Amendment No. 2), dated May 21, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 13, 2001                       ENERGY CAPITAL INVESTMENT COMPANY PLC

                                                By: /s/ Gary R. Petersen
                                                -------------------------
                                                Gary R. Petersen
                                                Director


Date: March 13, 2001                       ENCAP EQUITY 1994 LIMITED PARTNERSHIP
                                                By: EnCap Investments L.L.C.,
                                                    General Partner


                                                By: /s/ D. Martin Phillips
                                                    --------------------------
                                                    D. Martin Phillips
                                                    Managing Director


Date: March 13, 2001                       ENCAP INVESTMENTS L.L.C.

                                                By: /s/ D. Martin Phillips
                                                    -------------------------
                                                    D. Martin Phillips
                                                    Managing Director

                                 EXHIBIT INDEX


Exhibit 1     - Joint Filing Agreement dated March 13, 2001 among Energy
                PLC, EnCap LP and EnCap Investments.*

Exhibit 4.1   - Voting Agreement dated November 25, 1997 between B. Carl
                Price, Don W. Reynolds, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2   - Stock Purchase Warrant No. 1003 dated December 13, 1995 granted to Energy Capital Investment Company PLC.**

Exhibit 4.3   - Stock Purchase Warrant No. 1005 dated April 18, 1996 granted to
                Energy Capital Investment Company PLC.**

Exhibit 4.4   - Stock Purchase Warrant No. 1004 dated December 13, 1995 granted to EnCap Equity 1994 Limited Partnership.**

Exhibit 4.5   - Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to
                EnCap Equity 1994 Limited Partnership.**

Exhibit 4.6   - Investment Advisory Agreement dated February 4, 1994.**

Exhibit 4.7   - Shareholders' Agreement dated August 14, 1998 between Future
                Petroleum Corporation, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.8   - Note Restructuring Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.9   - Registration Rights Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.10  - Pledge Agreement dated August 14, 1998 between Energy Capital
                Investment Company PLC and Bank of America National Trust and Savings Association.***

Exhibit 4.11  - Pledge Agreement dated August 14, 1998 between EnCap Equity
                1994 Limited Partnership and Bank of America National Trust and Savings Association.***

Exhibit 4.12  - Master Subordination Agreement dated August 14, 1998 between
                Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and America National Trust and Savings Association.***

Exhibit 4.13  - Agreement and Plan of Merger dated August 14, 1998 between Bargo
                Energy Resources, Ltd., SCL-CAL Company, Future Petroleum Corporation and Future CAL-TEX.***

Exhibit 4.14  - Agreement regarding Bylaws dated August 14, 1998 between
                B. Carl Price, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.15  - Second Amended and Restated Shareholders' Agreement dated
                May 14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.****

Exhibit  4.16 - Second Amendment to Registration Rights Agreement dated
                May 14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.****

Exhibit 10.1  - April 1997 Agreement dated April 28, 1997 between Future
                Petroleum Corporation, Future Petroleum Corporation, a Texas corporation, Future Acquisition 1995, Ltd., Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 10.2  - Purchase and Sale Agreement dated November 25, 1997 by and among Future Petroleum Corporation, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, and Gecko Booty 1994 I Limited Partnership.**

Exhibit 10.3  - First Amended and Restated Agreement of Limited Partnership of
                Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap Equity 1994 Limited Partnership and Energy Capital Investment Company PLC, as amended by the Letter Amendment dated April 18, 1996 and the First Amended and Restated Agreement of Limited Partnership dated as of April 28, 1997.**

Exhibit 10.4  - Agreement of Parent dated January 29, 1997 by and among Future
                Petroleum Corporation, Future Acquisition 1995, Ltd., Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 10.5  - Stock Purchase Agreement dated May 14, 1999 by and among
                Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.****

Exhibit 10.6  - Voting Agreement dated January 1, 2001 between Bellweather
                Exploration Company, a Delaware corporation and Energy Capital Investment Company PLC, a company formed under the laws of England.*

*     Filed herewith.

** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated January 29, 1997.

*** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D/A (Amendment No. 1), dated August 14, 1998.

**** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D/A (Amendment No. 2), dated May 21, 1999.